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           1309 South Main Street, Waterbury, CT 06706 (203) 756-1300


                                  July 29, 2005


Mr. George F. Ohsiek, Jr. Branch Chief
The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Hometown Auto Retailers, Inc.
      Form - 10-K for Fiscal Year ended December 31, 2004, Filed March 24, 2005 Form - 10-Q for Fiscal Quarter ended March 31, 2005
      File No. 0-24669

Dear Mr. Ohsiek:

      This will respond to the staff's letter of comments dated July 20, 2005. For ease of reference, the comments in the letter are reproduced below with our response shown in boldface immediately below the comment.

Form 10-K for Fiscal Year Ended December 31 2004
------------------------------------------------

2. Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------

Segments, page F-12
-------------------

1. We have reviewed your response to comment 10 in our letter dated June 13, 2005, noting that it appears you have identified each of your dealerships, as well as your free-standing service center, as an operating segment under paragraph 10 of SFAS 131. Please substantiate your claim that each of your operating segments has similar economic characteristics. Begin by telling us the measure of profit or loss (e.g., operating income as a percentage of sales) you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure for each of your operating segments and demonstrate how that information supports the similarity of the economic characteristics of your operating segments. In addition, please tell us how you intend to present your segment information going forward considering your pending Exchange Agreement with Shaker Auto Group. Notwithstanding the preceding, please provide the disclosures required by


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      paragraph 26 of SFAS 131 including the number of operating segments you have identified.

      HOMETOWN'S DEALERSHIPS HAVE SIMILAR ECONOMIC CHARACTERISTICS. EITF ABSTRACT TOPIC D - 101 PROVIDES INTERPRETATIVE GUIDANCE IN ASSESSING WHETHER THE DEALERSHIPS HAVE SIMILAR ECONOMIC CHARACTERISTICS FOR PURPOSES OF AGGREGATION.

      IT STATES, "EVALUATING WHETHER TWO COMPONENTS HAVE SIMILAR ECONOMIC CHARACTERISTICS IS A MATTER OF JUDGMENT THAT DEPENDS ON SPECIFIC FACTS AND CIRCUMSTANCES. THAT ASSESSMENT SHOULD BE MORE QUALITATIVE THAN QUANTITATIVE.

      IN DETERMINING WHETHER THE COMPONENTS OF AN OPERATING SEGMENT HAVE SIMILAR ECONOMIC CHARACTERISTICS, FOOTNOTE 20 TO PARAGRAPH 30 OF STATEMENT 142 STATES THAT THE GUIDANCE IN PARAGRAPH 17 OF STATEMENT 131 SHOULD BE CONSIDERED. THE BOARD INTENDED THAT ALL OF THE FACTORS IN PARAGRAPH 17 OF STATEMENT 131 BE CONSIDERED IN MAKING THAT DETERMINATION. HOWEVER, THE BOARD DID NOT INTEND THAT EVERY FACTOR MUST BE MET IN ORDER FOR TWO COMPONENTS TO BE CONSIDERED ECONOMICALLY SIMILAR. IN ADDITION, THE BOARD DID NOT INTEND THAT THE DETERMINATION OF WHETHER TWO COMPONENTS ARE ECONOMICALLY SIMILAR BE LIMITED TO CONSIDERATION OF THE FACTORS DESCRIBED IN PARAGRAPH 17 OF STATEMENT 131. IN DETERMINING WHETHER COMPONENTS SHOULD BE COMBINED INTO ONE REPORTING UNIT BASED ON THEIR ECONOMIC SIMILARITIES, FACTORS THAT SHOULD BE CONSIDERED IN ADDITION TO THOSE IN PARAGRAPH 17 INCLUDE BUT ARE NOT LIMITED TO:

      o THE MANNER IN WHICH AN ENTITY OPERATES ITS BUSINESS AND THE NATURE OF THOSE OPERATIONS.

      o WHETHER GOODWILL IS RECOVERABLE FROM THE SEPARATE OPERATIONS OF EACH COMPONENT BUSINESS OR FROM TWO OR MORE COMPONENT BUSINESSES WORKING IN CONCERT (WHICH MIGHT BE THE CASE IF THE COMPONENTS ARE ECONOMICALLY INTERDEPENDENT).

      o THE EXTENT TO WHICH THE COMPONENT BUSINESSES SHARE ASSETS AND OTHER RESOURCES, AS MIGHT BE EVIDENCED BY EXTENSIVE TRANSFER PRICING MECHANISMS.

      o WHETHER THE COMPONENTS SUPPORT AND BENEFIT FROM COMMON RESEARCH AND DEVELOPMENT PROJECTS.

      THE FACT THAT A COMPONENT EXTENSIVELY SHARES ASSETS AND OTHER RESOURCES WITH OTHER COMPONENTS OF THE OPERATING SEGMENT MAY BE AN INDICATION THAT THE COMPONENT EITHER IS NOT A BUSINESS OR MAY BE ECONOMICALLY SIMILAR TO THOSE OTHER COMPONENTS."

      A REVIEW OF THESE FOUR CRITERIA FOLLOWS:

      THE MANNER IN WHICH AN ENTITY OPERATES ITS BUSINESS AND THE NATURE OF THOSE OPERATIONS.

      OTHER THAN SIZE AND LOCATION, ALL OF HOMETOWN'S DEALERSHIPS ARE ESSENTIALLY THE SAME. THE STAND-ALONE SERVICE CENTER'S OPERATIONS ARE


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      INSIGNIFICANT TO HOMETOWN'S OPERATIONS, GENERATING 1% OF HOMETOWN'S GROSS
      PROFIT AND LESS THAN 1/2 OF 1% OF ITS REVENUES.

      WHETHER GOODWILL IS RECOVERABLE FROM THE SEPARATE OPERATIONS OF EACH COMPONENT BUSINESS OR FROM TWO OR MORE COMPONENT BUSINESSES WORKING IN CONCERT (WHICH MIGHT BE THE CASE IF THE COMPONENTS ARE ECONOMICALLY INTERDEPENDENT).

      THE DEALERSHIPS ARE ECONOMICALLY INTERDEPENDENT FOR A VARIETY OF FUNCTIONS, EXCEPT SALES, AS FOLLOWS:

      (I) CENTRALIZED PURCHASING OF USED CARS IN AN ECONOMICAL AND EFFICIENT MANNER THROUGH HOMETOWN'S USED CAR PURCHASING MANAGER.

      (II) CENTRALIZED MANAGEMENT OF HUMAN RESOURCES, DATA PROCESSING, LEGAL, PUBLIC RELATIONS, FINANCIAL REPORTING AND CORPORATE ACCOUNTING.

      (III) CHIEF EXECUTIVE OFFICER WHO IS THE CHIEF DECISION MAKER OF HOMETOWN.

      THE EXTENT TO WHICH THE COMPONENT BUSINESSES SHARE ASSETS AND OTHER RESOURCES, AS MIGHT BE EVIDENCED BY EXTENSIVE TRANSFER PRICING MECHANISMS.

      THERE IS SHARING OF BOTH ASSETS AND RESOURCES. USED VEHICLE INVENTORY IS TRANSFERRED AT COST TO DIFFERENT LOCATIONS BASED ON THE NEEDS OF EACH LOCATION. NEW VEHICLE INVENTORY IS ALSO TRANSFERRED AT COST TO SIMILAR BRANDED DEALERSHIPS BASED ON NEED. OTHER RESOURCES ARE ALSO SHARED SUCH AS USED VEHICLE PURCHASING, DATA PROCESSING AND HUMAN RESOURCES, WHICH ARE CENTRALLY MANAGED.

      WHETHER THE COMPONENTS SUPPORT AND BENEFIT FROM COMMON RESEARCH AND DEVELOPMENT PROJECTS.

      RESEARCH AND DEVELOPMENT IS NOT A SIGNIFICANT PART OF HOMETOWN'S OPERATIONS; HOWEVER, TO THE EXTENT TRENDS ARE IDENTIFIED, ANALYZED AND INTERPRETED, THE EVALUATION WOULD BENEFIT AND BE APPLICABLE TO ALL DEALERSHIPS OPERATIONS.

      IN ADDITION, PARAGRAPH 17 OF SFAS 131 STATES; "OPERATING SEGMENTS OFTEN EXHIBIT SIMILAR LONG-TERM FINANCIAL PERFORMANCE IF THEY HAVE SIMILAR ECONOMIC CHARACTERISTICS. FOR EXAMPLE, SIMILAR LONG-TERM AVERAGE GROSS MARGINS FOR TWO OPERATING SEGMENTS WOULD BE EXPECTED IF THEIR ECONOMIC CHARACTERISTICS WERE SIMILAR."

      ATTACHED IS AN EXHIBIT TO THIS QUESTION #1, WHICH SHOWS GROSS PROFIT, OPERATING PROFIT AND PRE-TAX PROFIT ALL AS A PERCENTAGE OF SALES BY DEALERSHIP FOR EACH OF THE LAST FIVE YEARS. (ALSO INCLUDED IS CORPORATE AND ELIMINATIONS WHICH ARE INCLUDED TO AGREE TO THE FINANCIAL STATEMENTS.) ALL GROSS PROFIT PERCENTAGES (EXCEPT AUTO CARE WHICH IS THE STAND-ALONE SERVICE FACILITY WHOSE OPERATING RESULTS ARE NOT MATERIAL TO THE TOTAL COMPANY) ARE SIMILAR BY DEALERSHIP, REFLECTING THE SIMILARITY OF EACH OF THE DEALERSHIP OPERATIONS.


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


      OPERATING PROFIT PERCENTAGES AND PRE-TAX PROFIT PERCENTAGES ARE SIMILAR BUT REFLECT DIFFERENCES ASSOCIATED WITH THE STRENGTH AND WEAKNESSES OF THE DEALERSHIP MANAGEMENT AND LOCATION.

      THE DEALERSHIPS EXHIBIT SIMILAR ECONOMIC CHARACTERISTICS. THEY ARE ALL SIMILARLY SENSITIVE TO CERTAIN CHANGES IN ECONOMIC CONDITIONS. WHEN INTEREST RATES ARE HIGH NEW CAR SALES WILL DROP AND SERVICE REVENUES WILL INCREASE BECAUSE MORE PEOPLE WILL HOLD ONTO THEIR CARS LONGER BEFORE BUYING A NEW ONE. SIMILARLY, WHEN RATES DROP NEW CAR SALES SURGE. THIS WAS SEEN MOST RECENTLY WHEN THE DEALERSHIPS FIRST BEGAN TO OFFER 0.0% FINANCING. NEW CARS SALES SKYROCKETED ACROSS ALL LOCATIONS. AS GAS PRICES INCREASE, SALES OF SUV'S DECREASE AT ALL LOCATIONS. WHEN UNEMPLOYMENT IS HIGH, CAR SALES TEND TO DECREASE. HOMETOWN BELIEVES THE DEALERSHIPS HAVE SIMILAR ECONOMIC CHARACTERISTICS AND IT IS APPROPRIATE FOR THE ASSESSMENT TO BE MORE QUALITATIVE THAN QUANTITATIVE. IT WOULD NOT BE APPROPRIATE TO SHOW EACH DEALERSHIP AS A SEGMENT. IT IS ALSO COMMON INDUSTRY PRACTICE TO REPORT IN THIS WAY.

      IN ADDITION PARAGRAPH 24 STATES, "THERE MAY BE A PRACTICAL LIMIT TO THE NUMBER OF REPORTABLE SEGMENTS THAT AN ENTERPRISE SEPARATELY DISCLOSES BEYOND WHICH SEGMENT INFORMATION MAY BECOME OVERLY DETAILED. ALTHOUGH NO PRECISE LIMIT HAS BEEN DETERMINED, AS THE NUMBER OF SEGMENTS THAT ARE REPORTABLE IN ACCORDANCE WITH PARAGRAPHS 18-23 INCREASES ABOVE 10, THE ENTERPRISE SHOULD CONSIDER WHETHER A PRACTICAL LIMIT HAS BEEN REACHED."

      ALTHOUGH HOMETOWN WOULD NOT HAVE 10 SEGMENTS AS IT HAS 8 DEALERSHIPS, IT WOULD BE REPORTING EACH DEALERSHIP AS A SEGMENT, IN EFFECT PROVIDING RELATIVELY INSIGNIFICANT DETAILS OF ITS OPERATIONS TO INVESTORS THAT WOULD NOT BE BENEFICIAL TO THE READER.

      PARAGRAPH 73 FURTHER STATES, "THE BOARD BELIEVES THAT SEPARATE REPORTING OF SEGMENT INFORMATION WILL NOT ADD SIGNIFICANTLY TO AN INVESTOR'S UNDERSTANDING OF AN ENTERPRISE IF ITS OPERATING SEGMENTS HAVE CHARACTERISTICS SO SIMILAR THAT THEY CAN BE EXPECTED TO HAVE ESSENTIALLY THE SAME FUTURE PROSPECTS. THE BOARD CONCLUDED THAT ALTHOUGH INFORMATION ABOUT EACH SEGMENT MAY BE AVAILABLE, IN THOSE CIRCUMSTANCES THE BENEFIT WOULD BE INSUFFICIENT TO JUSTIFY ITS DISCLOSURE. FOR EXAMPLE, A RETAIL CHAIN MAY HAVE 10 STORES THAT INDIVIDUALLY MEET THE DEFINITION OF AN OPERATING SEGMENT, BUT EACH STORE MAY BE ESSENTIALLY THE SAME AS THE OTHERS."

      HOMETOWN'S OPERATIONS ARE DEALERSHIPS WHOSE OPERATIONS ARE ESSENTIALLY THE SAME AS PREVIOUSLY DISCUSSED IN HOMETOWN'S JULY 7, 2005 RESPONSE LETTER TO QUESTION #10. HOMETOWN DOES NOT BELIEVE REPORTING EACH DEALERSHIP AS A SEGMENT WOULD PROVIDE ANY BENEFIT TO AN INVESTOR.

      IN ADDITION, IT IS COMMON INDUSTRY PRACTICE TO REPORT AS A SINGLE SEGMENT. REVIEW OF THE 2004 10-K'S OF THE INDUSTRY LEADERS, INCLUDING ASBURY AUTOMOTIVE GROUP, INC.; UNITED AUTO GROUP, INC.; AUTONATION, INC. AND LITHIA MOTORS, INC., SHOW THEY ALL REPORT AS A SINGLE SEGMENT. LITHIA


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


      MOTORS, INC. IN THEIR 2004 10-K WRITES, "BASED UPON DEFINITIONS CONTAINED WITHIN SFAS NO. 131 "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION," WE HAVE DETERMINED THAT WE OPERATE IN ONE SEGMENT, AUTOMOTIVE RETAILING." UNITED AUTO GROUP WRITES IN THEIR 2004 FORM 10-K, "THE COMPANY OPERATES IN ONE REPORTABLE SEGMENT. THE REPORTABLE SEGMENT IS AN AGGREGATION OF THREE OPERATING SEGMENTS; EASTERN U.S., WESTERN U.S. AND INTERNATIONAL. SUCH AGGREGATION IS BASED ON THE COMPANY'S BELIEF THAT EACH OPERATING SEGMENT, (I) HAS SIMILAR ECONOMIC CHARACTERISTICS (EACH IS A COLLECTION OF AUTOMOBILE DEALERSHIPS), (II) OFFERS SIMILAR PRODUCTS AND SERVICES (EACH SELLS NEW AND USED VEHICLES, SERVICE, PARTS AND THIRD-PARTY FINANCE AND INSURANCE PRODUCTS), (III) HAS SIMILAR TARGET MARKETS AND CUSTOMERS (GENERALLY INDIVIDUALS) AND (IV) HAS SIMILAR DISTRIBUTION AND MARKETING PRACTICES (ALL DISTRIBUTE PRODUCTS AND SERVICES THROUGH DEALERSHIP FACILITIES THAT MARKET TO CUSTOMERS IN SIMILAR FASHIONS)." ASBURY AUTOMOTIVE GROUP WRITES IN THEIR 2004 FORM 10-K, "WE FOLLOW THE PROVISIONS OF SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." BASED UPON DEFINITIONS CONTAINED IN SFAS NO. 131, WE HAVE DETERMINED THAT WE OPERATE IN ONE SEGMENT AND HAVE NO INTERNATIONAL OPERATIONS. OUR OPERATING BUSINESSES (DEALERSHIPS) DELIVER THE SAME PRODUCTS AND SERVICES TO A COMMON CUSTOMER GROUP. OUR CUSTOMERS ARE GENERALLY INDIVIDUALS. OUR BUSINESSES GENERALLY FOLLOW THE SAME MANAGEMENT AND MARKETING STRATEGIES, AND EACH OPERATE IN A SIMILAR REGULATORY ENVIRONMENT. WE EVALUATE PERFORMANCE AND ALLOCATE RESOURCES BASED ON THE OPERATING RESULTS OF OUR BUSINESSES."

      SUBSEQUENT TO THE EFFECTIVE DATE OF THE PENDING EXCHANGE AGREEMENT WITH THE SHAKER AUTO GROUP, THE HISTORICAL OPERATIONS OF THE NEW ENGLAND SUBSIDIARIES (AS DEFINED IN THE EXCHANGE AGREEMENT) WILL BE TREATED AS DISCONTINUED OPERATIONS FOR FINANCIAL REPORTING PURPOSES PER THE CRITERIA IN PARAGRAPHS 41 - 43 OF SFAS NO. 144 "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS".

      PARAGRAPH 41 STATES, "FOR PURPOSES OF THIS STATEMENT, A COMPONENT OF AN ENTITY COMPRISES OPERATIONS AND CASH FLOWS THAT CAN BE CLEARLY DISTINGUISHED, OPERATIONALLY AND FOR FINANCIAL REPORTING PURPOSES, FROM THE REST OF THE ENTITY. A COMPONENT OF AN ENTITY MAY BE A REPORTABLE SEGMENT OR AN OPERATING SEGMENT (AS THOSE TERMS ARE DEFINED IN PARAGRAPH 10 OF STATEMENT 131), A REPORTING UNIT (AS THAT TERM IS DEFINED IN STATEMENT 142), A SUBSIDIARY, OR AN ASSET GROUP (AS THAT TERM IS DEFINED IN PARAGRAPH 4)."

      THE OPERATIONS AND CASH FLOWS OF THE NEW ENGLAND SUBSIDIARIES CAN BE CLEARLY DISTINGUISHED FROM THOSE OF THE REMAINING HOMETOWN ENTITY OPERATIONALLY AND FOR FINANCIAL REPORTING PURPOSES.

      PARAGRAPH 42 STATES, "THE RESULTS OF OPERATIONS OF A COMPONENT OF AN ENTITY THAT EITHER HAS BEEN DISPOSED OF OR IS CLASSIFIED AS HELD FOR SALE SHALL BE REPORTED IN DISCONTINUED OPERATIONS IN ACCORDANCE WITH PARAGRAPH 43 IF BOTH OF THE FOLLOWING CONDITIONS ARE MET: (A) THE OPERATIONS AND


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      CASH FLOWS OF THE COMPONENT HAVE BEEN (OR WILL BE) ELIMINATED FROM THE
      ONGOING OPERATIONS OF THE ENTITY AS A RESULT OF THE DISPOSAL TRANSACTION AND (B) THE ENTITY WILL NOT HAVE ANY SIGNIFICANT CONTINUING INVOLVEMENT IN THE OPERATIONS OF THE COMPONENT AFTER THE DISPOSAL TRANSACTION."

      IN THIS SITUATION BOTH CRITERIA (A) AND (B) ARE CLEARLY MET. THE OPERATIONS AND CASH FLOWS OF THE NEW ENGLAND SUBSIDIARIES WILL NO LONGER BE A PART OF THE HOMETOWN OPERATIONS AND CASH FLOW AND THERE WILL BE NO SIGNIFICANT CONTINUING INVOLVEMENT IN THE OPERATIONS OF THE NEW ENGLAND SUBSIDIARIES BY HOMETOWN AFTER THE DISPOSAL TRANSACTION.

      PARAGRAPH 43 CONTINUES, "IN A PERIOD IN WHICH A COMPONENT OF AN ENTITY EITHER HAS BEEN DISPOSED OF OR IS CLASSIFIED AS HELD FOR SALE, THE INCOME STATEMENT OF A BUSINESS ENTERPRISE FOR CURRENT AND PRIOR PERIODS SHALL REPORT THE RESULTS OF OPERATIONS OF THE COMPONENT, INCLUDING ANY GAIN OR LOSS RECOGNIZED IN ACCORDANCE WITH PARAGRAPH 37, IN DISCONTINUED OPERATIONS. THE RESULTS OF OPERATIONS OF A COMPONENT CLASSIFIED AS HELD FOR SALE SHALL BE REPORTED IN DISCONTINUED OPERATIONS IN THE PERIOD(S) IN WHICH THEY OCCUR. THE RESULTS OF DISCONTINUED OPERATIONS, LESS APPLICABLE INCOME TAXES (BENEFIT), SHALL BE REPORTED AS A SEPARATE COMPONENT OF INCOME BEFORE EXTRAORDINARY ITEMS AND THE CUMULATIVE EFFECT OF ACCOUNTING CHANGES (IF APPLICABLE)."

      THE OPERATIONS AND CASH FLOWS OF THE NEW ENGLAND SUBSIDIARIES CAN BE CLEARLY DISTINGUISHED FROM THOSE OF THE REMAINING HOMETOWN ENTITY FOR FINANCIAL REPORTING PURPOSES AND WILL BE REPORTED AS DISCONTINUED OPERATIONS IN HOMETOWNS FINANCIAL STATEMENTS PER THE CRITERIA IN PARAGRAPH 43 ABOVE.

      DISCLOSURE REQUIRED BY PARAGRAPH 26 OF SFAS 131 WILL BE AS FOLLOWS:

      BASED UPON DEFINITIONS CONTAINED WITHIN SFAS NO. 131 "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION," HOMETOWN HAS DETERMINED THAT IT OPERATES IN ONE REPORTING SEGMENT, AUTOMOTIVE RETAILING, AND HAS MANY OPERATING SEGMENTS THAT ARE AGGREGATED IN ACCORDANCE WITH THE PRINCIPLES OF SFAS NO. 131. THE COMPANY'S OPERATING BUSINESSES, ITS 8 DEALERSHIPS, DELIVER THE SAME PRODUCTS AND SERVICES (SALES OF NEW AND USED VEHICLES, PROVIDES MAINTENANCE AND REPAIR SERVICES, SELLS REPLACEMENT PARTS AND PROVIDES RELATED FINANCING INSURANCE AND SERVICE CONTRACTS) THROUGH SIMILAR DISTRIBUTION CHANNELS (DEALERSHIPS) TO A SIMILAR CUSTOMER GROUP (GENERALLY INDIVIDUALS). MANAGEMENT EVALUATES ITS OPERATING RESULTS BY DEALERSHIP, WHICH ARE ALL LOCATED IN THE NORTHEASTERN UNITED STATES.

2. We have reviewed your response to comment 14 in our letter dated June 13, 2005. We have the following additional comments that require an amendment to your financial statements:


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      o     It is our understanding that Ford Motor Credit Corporation ("FMCC")
            directly pays the manufacturers from which you purchase your new vehicle inventory. We also assume that you do not have the discretion to receive these funds prior to disbursement to the manufacturers. Please note that, under paragraph 23a. of SFAS 95, payments to suppliers to acquire goods for resale should be classified as operating activities. Therefore, we believe that payments made to FMCC related to unaffiliated manufacturers, for example, Toyota, should be classified in financing activities. See AICPA TIS Section 1300.16 for further guidance. We also assume that the minority, or possibly none, of your used vehicle inventories are financed through or obtained from your manufacturers and that you receive access to this cash prior to disbursement. Therefore, we believe these used vehicle financings, including borrowings and repayments, should also be classified in cash flows from financing activities. Please confirm if our used vehicle assumptions are correct. Please amend your filing to restate your statement of cash flows by (1) classifying payments made to FMCC related to purchases of new vehicle inventory from unaffiliated manufacturers as financing activities, and (2) if applicable classifying borrowings and repayments used in the procurement of used vehicle inventory as financing activities.

      o Rule 5-02(19)(a) of Regulation S-X requires separate and clear display of amounts payable to trade creditors and amounts payable for borrowings. Therefore, please restate your balance sheet to reflect separately the portion of the notes payable to FMCC for purchases of new vehicles from affiliated manufacturers, Ford, Lincoln and Mercury, as notes payable to trade creditors. Notes payable to FMCC for purchases of new vehicle inventory from unaffiliated manufacturers should be classified as borrowings.

      o Please amend your footnote disclosure to clarify the revised balance sheet and statement of cash flows presentation and to further describe the mechanics of your floor plan notes payable arrangements, including how cash disbursements are processed and if you have discretion to receive cash directly from FMCC.

      PER OUR DISCUSSION OF TUESDAY, JULY 26, 2005 HOMETOWN WILL MAKE THE FOLLOWING CHANGES TO ITS JUNE 30, 2005 FORM 10-Q AND RESTATE ITS MARCH 31, 2005 FORM 10-Q AND ITS DECEMBER 31, 2004 FORM 10-K PER BELOW.

      BALANCE SHEET:
      --------------

      HOMETOWN WILL DIVIDE THE CATEGORY "FLOOR PLAN NOTES PAYABLE" INTO TWO SEPARATE LINES ON THE BALANCE SHEET:

      I. FLOOR PLAN NOTES PAYABLE - TRADE THIS WILL COMPRISE FLOOR PLAN ATTRIBUTABLE TO NEW VEHICLE PURCHASES FROM THE MANUFACTURERS FORD, LINCOLN AND MERCURY.


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      II.   FLOOR PLAN NOTES PAYABLE - NON-TRADE THIS WILL COMPRISE FLOOR PLAN
            ATTRIBUTABLE TO NEW VEHICLE PURCHASES FROM ALL OTHER MANUFACTURERS, PLUS THE FLOOR PLAN ATTRIBUTABLE TO USED VEHICLE PURCHASES.

      STATEMENT OF CASH FLOWS:
      ------------------------

      CASH FLOWS FROM OPERATING ACTIVITIES - THE CASH FLOW STATEMENT LINE ITEM "FLOOR PLAN NOTES PAYABLE" WILL BE CHANGED TO "FLOOR PLAN NOTES PAYABLE - TRADE". THIS WILL ONLY REPRESENT THE CHANGES IN THE NEW BALANCE SHEET LINE, "FLOOR PLAN NOTES PAYABLE - TRADE".

      CASH FLOWS FROM FINANCING ACTIVITIES - TWO NEW LINES WILL BE ADDED TO THIS
      SECTION: "PROCEEDS FROM FLOOR PLAN NOTES PAYABLE - NON-TRADE" "PAYMENTS OF FLOOR PLAN NOTES PAYABLE - NON-TRADE"

      THIS WILL REPRESENT THE GROSS BORROWINGS AND PAYMENTS UNDER THE FLOORPLAN FACILITY FOR THE NON-TRADE FLOOR PLAN NOTES PAYABLE.

      AS DISCUSSED WE WILL CONTINUE TO REPORT ALL OF THE ABOVE AS CASH ACTIVITIES WITHIN THE STATEMENTS OF CASH FLOWS.

      THE FOOTNOTE DISCLOSURE WILL BE REVISED TO CLARIFY THE REVISED BALANCE SHEET AND STATEMENT OF CASH FLOWS PRESENTATIONS AS FOLLOWS. CHANGES ARE IN ITALICS.

                                      12/31/04 12/31/03  12/31/02
                                             (IN THOUSANDS)
                                        ------   ------   ------
      FLOOR  PLAN  NOTES  PAYABLE -
      TRADE                             $XXXXX   $XXXXX   $XXXXX
                                        ======   ======   ======
      FLOOR  PLAN  NOTES  PAYABLE  -
      NON-TRADE                         $XXXXX   $XXXXX   $XXXXX
                                        ======   ======   ======

      SINCE MARCH 15, 2001, HOMETOWN HAS A FLOOR PLAN LINE OF CREDIT AT EACH DEALERSHIP WITH FORD MOTOR CREDIT CORPORATION ("FMCC"). THE FMCC FLOOR PLAN AGREEMENT PROVIDES FINANCING FOR VEHICLE PURCHASES AND IS SECURED BY AND DEPENDENT UPON NEW AND USED VEHICLE INVENTORY LEVELS. MAXIMUM AVAILABILITY UNDER THE FMCC AGREEMENT IS A FUNCTION OF NEW AND USED CAR SALES AND IS NOT A PRE-DETERMINED AMOUNT. THE FMCC AGREEMENT HAS NO SET MATURITY DATE AND IT IS THE INTENTION OF HOMETOWN TO CONTINUE WITH THIS FINANCING ON AN ONGOING BASIS.

      FMCC DIRECTLY PAYS THE MANUFACTURERS FROM WHICH HOMETOWN PURCHASES NEW VEHICLE INVENTORY. THE PROCESS IS DONE ELECTRONICALLY WHERE AN ELECTRONIC FUNDS TRANSFER (EFT) IS MADE WHEREBY THE VEHICLE IS PURCHASED WITH FUNDS FROM THE FLOOR PLAN LINE. THE PURCHASE OF THE VEHICLE AND FUNDING IS ESSENTIALLY SIMULTANEOUS. HOMETOWN DOES NOT HAVE THE DISCRETION TO RECEIVE THESE FUNDS PRIOR TO DISBURSEMENT TO THE MANUFACTURERS. HOMETOWN FINANCES USED VEHICLES ACQUIRED BY TRADE-IN AT THE TIME A CUSTOMER IS PURCHASING A NEW VEHICLE SHORTLY AFTER RECEIPT OF THE USED VEHICLE FROM THE CUSTOMER.


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

      HOMETOWN WILL ALSO ACQUIRE USED VEHICLES AT AUCTION, WHERE MORE LIKELY THAN NOT, ARRANGEMENTS HAVE BEEN MADE WITH FMCC FOR PAYMENT TO BE MADE BY FMCC ON OUR BEHALF USING FUNDS AVAILABLE FROM THE FLOOR PLAN NOTES PAYABLE LINE OF CREDIT.

      HOMETOWN TYPICALLY MAKES MONTHLY INTEREST PAYMENTS ON THE AMOUNT FINANCED, BUT IS NOT GENERALLY REQUIRED TO REPAY THE PRINCIPAL PRIOR TO SALE OF THE VEHICLE.

      OUTSTANDING FLOOR PLAN BORROWINGS FINANCING NEW VEHICLES OF MANUFACTURERS THAT ARE AFFILIATES OF FMCC (FORD, LINCOLN AND MERCURY) ARE CLASSIFIED AS "FLOOR PLAN NOTES PAYABLE - TRADE". ALL OTHER FLOOR PLAN BORROWINGS ARE CLASSIFIED AS "FLOOR PLAN NOTES PAYABLE - NON-TRADE". AS OF DECEMBER 31, 2004 HOMETOWN'S FLOOR PLAN LIABILITY - TRADE AND FLOOR PLAN LIABILITY - NON-TRADE WITH FMCC IS $XX MILLION AND $XX MILLION, RESPECTIVELY.

      THE STATEMENT OF CASH FLOWS REFLECTS CHANGES IN "FLOOR PLAN NOTES PAYABLE
      - TRADE" AS A CASH OPERATING ACTIVITY AND THE CHANGES IN "FLOOR PLAN NOTES PAYABLE -NON- TRADE" AS A CASH FINANCING ACTIVITY.

      FOR THE FIRST YEAR OF THE AGREEMENT, THROUGH MAY 2002, THE FMCC FLOOR PLAN LOANS CARRIED AN INTEREST RATE OF PRIME LESS 0.75% FOR NEW VEHICLES AND PRIME LESS 0.50% FOR USED VEHICLES. FROM JANUARY 1, 2002 THROUGH MAY 31, 2002, INTEREST WAS APPROXIMATELY 4.0% FOR NEW VEHICLES AND 4.25% FOR USED VEHICLES.

      IN JUNE 2002, HOMETOWN RENEWED ITS FLOOR PLAN AGREEMENT WITH FMCC AND IS NOW SUBJECT TO THE FMCC STANDARD FINANCING AGREEMENT WHICH PROVIDES FOR FLOOR PLAN LOANS FOR NEW AND USED VEHICLES THAT HAVE VARIABLE INTEREST RATES THAT INCREASE OR DECREASE BASED ON MOVEMENTS IN THE PRIME OR LIBOR BORROWING RATES AND FMCC FINANCING VOLUME. AT DECEMBER 31, 2004, INTEREST RATES WERE APPROXIMATELY 4.94% FOR NEW VEHICLES AND 7.00% FOR USED VEHICLES. AT DECEMBER 31, 2003, INTEREST RATES WERE APPROXIMATELY 3.75% FOR NEW VEHICLES AND 5.75% FOR USED VEHICLES. THE AVERAGE INTEREST RATE WAS APPROXIMATELY 4.42%, 4.25% AND 5.20% FOR 2004, 2003 AND 2002,
      RESPECTIVELY.

      AUTOMOBILE MANUFACTURERS PERIODICALLY PROVIDE FLOOR PLAN INTEREST ASSISTANCE, OR SUBSIDIES, WHICH REDUCE THE DEALER'S COST OF FINANCING. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS REFLECT INTEREST EXPENSE GROSS. FLOOR PLAN INTEREST ASSISTANCE WAS $1.5 MILLION, $1.6 MILLION AND $1.7 MILLION FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002, RESPECTIVELY, AND IS RECORDED AS A REDUCTION OF COST OF SALES WHEN THE VEHICLE IS SOLD. OF THESE AMOUNTS, $0.3 MILLION WAS RECORDED AS A REDUCTION OF INVENTORY FOR EACH OF THE YEARS ENDING DECEMBER 31, 2004, 2003 AND 2002.

10.   Capital Structure and Per Share Data, page F-20
-----------------------------------------------------

3. We have reviewed your response to comment 16 in our letter dated June 13, 2005. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since you recorded tax benefits in fiscal years 2004 and 2003 and likely will record gains or losses upon consummation of the Vergopia settlement agreement and/or your exchange agreement with the Shaker Auto Group, it appears presentation of these per share measures are not permitted by Regulation S-K. We believe the impact of these items on your results of operations can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of non-GAAP per share measures.

      HOMETOWN WILL NOT INCLUDE A PRESENTATION OF NON-GAAP FINANCIAL INFORMATION IN ITS FORM 10-K. THE IMPACT OF THESE ITEMS ON RESULTS OF OPERATIONS WILL BE EXPLAINED IN MD&A AND WHERE APPLICABLE IN THE FINANCIAL STATEMENTS.


                                          Very truly yours,

                                          /s/ Charles F. Schwartz
                                          -----------------------
                                          Charles F. Schwartz
                                          Chief Financial Officer

                           EXHIBIT #1 TO QUESTION # 1


                          2004        2003        2002        2001        2000
REVENUES

    Baystate            31,839      35,968      36,446      41,439      34,823
    Brattleboro         15,049      14,002      14,002      15,876      16,596
    Shaker Lincoln
      Mercury           21,340      20,914      19,020      18,329      19,024
    Shaker Auto Care       856         999         952         954         752
    Family Ford         27,771      31,121      30,551      32,570      30,102
    Shaker Jeep          1,769       5,886      12,628      14,131      14,115
    Muller Toyota       49,174      52,756      50,357      48,407      43,115
    Westwood Lincoln
      Mercury           41,062      39,758      35,100      39,417      58,479
    Muller Chevrolet    33,752      31,241      25,261      20,744      17,893
    Newburgh Toyota     48,957      52,369      50,221      52,344      47,555
    Morristown              --          --          --          --       9,069
    Eliminations        (6,746)     (5,527)     (5,290)     (8,106)    (12,454)
    Corporate              458         290         491        (345)        313
                      --------------------------------------------------------
    Total              265,281     279,777     269,739     275,760     279,382
                      --------------------------------------------------------

GROSS PROFIT

 Baystate                4,054       4,845       4,353       4,958       4,001
 Brattleboro             2,365       2,182       2,064       2,253       2,175
  Shaker Lincoln
    Mercury              3,292       3,444       3,085       2,967       2,497
  Shaker Auto Care         468         514         488         473         311
  Family Ford            3,915       4,257       4,619       4,925       4,359
  Shaker Jeep              181         700       1,530       1,698       1,632
  Muller Toyota          7,184       6,668       6,309       6,049       5,108
  Westwood Lincoln
    Mercury              4,470       4,738       4,496       5,096       4,967
  Muller Chevrolet       4,277       3,968       3,840       3,199       2,954
  Newburgh Toyota        6,626       7,008       6,874       7,227       5,799
  Morristown                --          --          --          --         798
  Eliminations              --          --          --          --          --
  Corporate              1,142       1,423       1,009         970       3,280
                      --------------------------------------------------------
  Total                 37,974      39,747      38,667      39,815      37,881
                      --------------------------------------------------------

GROSS PROFIT %

    Baystate              12.7%       13.5%       11.9%       12.0%       11.5%
    Brattleboro           15.7%       15.6%       14.7%       14.2%       13.1%
    Shaker Lincoln
    Mercury               15.4%       16.5%       16.2%       16.2%       13.1%
    Shaker Auto Care      54.7%       51.5%       51.3%       49.6%       41.4%
    Family Ford           14.1%       13.7%       15.1%       15.1%       14.5%
    Shaker Jeep           10.2%       11.9%       12.1%       12.0%       11.6%
    Muller Toyota         14.6%       12.6%       12.5%       12.5%       11.8%
    Westwood Lincoln
    Mercury               10.9%       11.9%       12.8%       12.9%        8.5%
    Muller Chevrolet      12.7%       12.7%       15.2%       15.4%       16.5%
    Newburgh Toyota       13.5%       13.4%       13.7%       13.8%       12.2%
    Morristown             0.0%        0.0%        0.0%        0.0%        8.8%
    Eliminations           0.0%        0.0%        0.0%        0.0%        0.0%
    Corporate            249.3%      490.7%      205.5%     -281.2%     1047.9%
                      --------------------------------------------------------
    Total                 14.3%       14.2%       14.3%       14.4%       13.6%
                      --------------------------------------------------------

                          2004        2003        2002        2001        2000

OPERATING PROFIT

    Baystate              (362)        362        (223)        329         245
    Brattleboro            185         198          99          21          24
    Shaker Lincoln
      Mercury              290         517         384         474          88
    Shaker Auto Care       (12)         (1)         28          64         (54)
    Family Ford            391         727       1,037       1,152         903
    Shaker Jeep           (240)       (248)         26          99         128
    Muller Toyota        1,939       2,021       2,091       1,878         991
    Westwood Lincoln
      Mercury              473         614         336         908          82
    Muller Chevrolet     1,015       1,028         963         396         274
    Newburgh Toyota      1,071       1,076       1,140       1,594         707
    Morristown              --          --          --          --        (486)
    Eliminations            --          --          --          --          --
    Corporate             (147)     (1,387)     (1,366)     (2,918)     (3,628)
                      --------------------------------------------------------
    Total                4,603       4,907       4,515       3,997        (726)
                      --------------------------------------------------------

OPERATING PROFIT %

    Baystate              -1.1%        1.0%       -0.6%        0.8%        0.7%
    Brattleboro            1.2%        1.4%        0.7%        0.1%        0.1%
    Shaker Lincoln
    Mercury                1.4%        2.5%        2.0%        2.6%        0.5%
    Shaker Auto Care      -1.4%       -0.1%        2.9%        6.7%       -7.2%
    Family Ford            1.4%        2.3%        3.4%        3.5%        3.0%
    Shaker Jeep          -13.6%       -4.2%        0.2%        0.7%        0.9%
    Muller Toyota          3.9%        3.8%        4.2%        3.9%        2.3%
    Westwood Lincoln
      Mercury              1.2%        1.5%        1.0%        2.3%        0.1%
    Muller Chevrolet       3.0%        3.3%        3.8%        1.9%        1.5%
    Newburgh Toyota        2.2%        2.1%        2.3%        3.0%        1.5%
    Morristown             0.0%        0.0%        0.0%        0.0%       -5.4%
    Eliminations           0.0%        0.0%        0.0%        0.0%        0.0%
    Corporate            -32.1%     -478.3%     -278.2%      845.8%    -1159.1%
                      --------------------------------------------------------
    Total                  1.7%        1.8%        1.7%        1.4%      -0.3%
                      --------------------------------------------------------

PRE-TAX PROFIT

    Baystate              (645)        111        (529)        (18)        (89)
    Brattleboro              9          61         (37)       (138)        (42)
    Shaker Lincoln
      Mercury              152         398         214         302         (88)
    Shaker Auto Care       (12)         (1)         28          74         (49)
    Family Ford            152         500         779         908         760
    Shaker Jeep           (255)       (293)       (101)         (8)         34
    Muller Toyota        1,441       1,502       1,561       1,180         702
    Westwood Lincoln
    Mercury                153         387          73         457        (165)
    Muller Chevrolet       641         582         516         (94)         19
    Newburgh Toyota        793         816         900       1,208         434
    Morristown              --          --          --          --        (637)
    Eliminations            --          --          --          --          --
    Corporate             (777)     (1,158)     (2,157)     (7,021)     (6,696)
                      --------------------------------------------------------
    Total                1,652       2,905       1,247      (3,150)     (5,817)
                      --------------------------------------------------------

                          2004        2003        2002        2001        2000

PRE-TAX PROFIT %

    Baystate              -2.0%        0.3%       -1.5%        0.0%       -0.3%
    Brattleboro            0.1%        0.4%       -0.3%       -0.9%       -0.3%
    Shaker Lincoln
      Mercury              0.7%        1.9%        1.1%        1.6%       -0.5%
    Shaker Auto Care      -1.4%       -0.1%        2.9%        7.8%       -6.5%
    Family Ford            0.5%        1.6%        2.5%        2.8%        2.5%
    Shaker Jeep          -14.4%       -5.0%       -0.8%       -0.1%        0.2%
    Muller Toyota          2.9%        2.8%        3.1%        2.4%        1.6%
    Westwood Lincoln
      Mercury              0.4%        1.0%        0.2%        1.2%       -0.3%
    Muller Chevrolet       1.9%        1.9%        2.0%       -0.5%        0.1%
    Newburgh Toyota        1.6%        1.6%        1.8%        2.3%        0.9%
    Morristown             0.0%        0.0%        0.0%        0.0%       -7.0%
    Eliminations           0.0%        0.0%        0.0%        0.0%        0.0%
    Corporate           -169.7%     -399.3%     -439.3%     2035.1%    -2139.3%
                      --------------------------------------------------------
    Total                  0.6%        1.0%        0.5%       -1.1%       -2.1%
                      --------------------------------------------------------